Holland+Knight

Tel 212 513 3200
Fax 212 385 9010

Holland & Knight LLP
195 Broadway, 24th Floor
New York, NY 10007-3189
www.hklaw.com

[redacted]

07027134

October 1, 2007

RECEIVED OCT 02 2007 SEC MAIL PROCESSING SECTION WASH. D.C. 182

PROCESSED OCT 17 2007 THOMSON FINANCIAL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Supplemental Submission on behalf of Renewable Energy Corporation ASA pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as emended

SEC File No.: 82-34968

SUPPL

Ladies and Gentlemen:

On behalf of Renewable Energy Corporation ASA, a public limited company organized under the laws of the Kingdom of Norway (the "Company"), we hereby furnish this letter, with the exhibits attached hereto, to the Securities and Exchange Commission (the "SEC") in order to continue the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

Set forth on the attached Schedule I is a complete list followed by a copy of any information or documents that the Company has made public, distributed or filed with the Oslo Stock Exchange (the "OSE") or its security holders since July 18, 2007, the date as of which information or documents were compiled for the previous filing for exemption.

The Company agrees that it will furnish to the SEC on an ongoing and timely basis whatever information is made public, distributed or filed with the OSE as described on Schedule A to our exemption application dated April 25, 2006. If the information that the Company is required to make public, distribute or file with the OSE shall change from that listed on such Schedule I, the Company shall furnish to the SEC a revised list reflecting such changes.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability provisions of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dw 10/15

If you have any questions or comments, please do not hesitate to contact me at (212) 513-3217 or by email at lance.myers@hklaw.com. Please have the enclosed copy of this letter date stamped and returned in the enclosed, postage pre-paid envelope.

Respectfully yours,

Lance Myers

Item Number	Date	Document Description
1	07/26/07	REC enters into long-term agreement for supply of multi-crystaline silicon wafers to Moser Baer
2	07/27/07	REC 2nd Quarter 2007 Interim Results
3	07/27/07	REC Presentation of 2nd Quarter 2007 Interim Results – July 27, 2007
4	07/27/07	REC Operational Review – July 27, 2007
5	07/27/07	REC Expansion Outlook– July 27, 2007
6	07/27/07	REC Second Quarter 2007 Financial Information
7	08/09/07	REC Mandatory Notification of Trade
8	08/28/07	REC enters into agreement to build and own a 2.5 MW solar power plant in South Korea

4812272_v1

1. **REC enters into long-term agreement for supply of multi-crystaline silicon wafers to Moser Baer**

Rule 12g3-2(b)

OSLO BØRS NewsWeb

Utsteder Renewable Energy Corporation ASA Utsteder ID REC Ir

Kategori — alle — Fra dato 01.01.2007 Ti

lenke

26.07.2007 16:26:01 Marked=OB Utsteder=Renewable Energy Corporation ASA **SECURES A NOK 5.1 BILLION WAFER SALES CONTRACT** avtaler

Høvik, July 26, 2007

REC has entered into a significant long-term agreement for the supply of multi-crystalline silicon wafers to Moser Baer. Under the agreement, REC will deliver wafers worth approximately NOK 5.1 billion over the next 8 years.

REC, the world`s largest manufacturer of multicrystalline silicon wafers for solar cells, has signed a long-term agreement with Moser Baer Photo Voltaic Ltd. (MBPV) for the supply of wafers. The 8-year agreement is structured as a take-and-pay contract with pre-determined prices and volumes for the entire contract period. The contract has a value of approximately USD 880 million (approximately NOK 5.1 billion).

`The significant level of planned and ongoing capacity expansions has given us the flexibility to secure additional sales contracts; this will provide further visibility on future revenues and earnings. The agreement will also enable us to broaden our customer and market base even more`, says Erik Thorsen, President & CEO.

Delivery of wafers under the agreement will start in 2008 and increase over time in relation to future planned wafer production capacity increases. Prices and commercial terms are in line with contracts signed in the second half of 2006.

Moser Baer India Ltd., the parent of MBPV, is a world leader in the development and manufacturing of CD`s and DVD`s. The company has a strong future strategic focus on solar and is currently involved in both solar cell and solar module production. Moser Bear is listed in India.

`We are very happy to add Moser Baer as one of our strategic customers, a company that has a clearly proven track record of mass production of quality products`, says Ingelise Arntsen, Executive Vice President Wafers.

About REC
REC is uniquely positioned in the solar energy industry with a broad presence across the solar value chain. REC Silicon and REC Wafer are the world`s largest producers of polysilicon and wafers for solar applications. REC Solar produces solar cells and solar modules. REC Group had revenues in 2006 of NOK 4,334 million and an

operating profit of NOK 1,574 million. Please also see www.recgroup.com

About Moser Bear Photovoltaic
Moser Baer India Ltd. (MBI) is the second largest manufacturer of optical storage media in the world and reported revenues of more than Rs 20 Billion in FY07. Moser Baer Photo Voltaic Ltd. (MBPV), a wholly owned subsidiary of MBI, is in the business of photovoltaic cells and modules. MBPV plans to manufacture solar modules using different technologies including crystalline silicon, concentrators, thin films and other. Please also see www.moserbaer.in

For further information please contact:

Erik Thorsen, President & CEO; +47 907 56 685
Jon Andre Løkke, SVP & Investor Relations Officer; +47 67 81 52 65

2. REC 2nd Quarter 2007 Interim Results

27.07.2007 07:46:40 Marked=OB Utsteder=Renewable Energy Corporation ASA Instrument=REC **SECOND QUARTER 2007** delårsresultat

---

Oslo, July 27, 2007: Renewable Energy Corporation ASA (REC) reported revenues of NOK 1,673 million in the second quarter 2007, an increase of 67 percent from the NOK 1,003 million reported in the second quarter of 2006. Revenues for the first half of 2007 were NOK 3,288 million compared with the NOK 1,875 million reported for the first half of 2006, representing an increase of 75 percent.

Earnings before interest, taxes, depreciation and amortization (EBITDA) amounted to NOK 812 million in the second quarter 2007, compared with NOK 387 million in the second quarter 2006. The EBITDA margin of 49 percent in the second quarter 2007 compares with 39 percent in the same quarter last year. First half over first half, the EBITDA increased 119 percent from NOK 766 million in 2006 to NOK 1,681 million in 2007.

The operating profit (EBIT) was NOK 679 million in the second quarter, compared with NOK 303 million in the same quarter in 2006. The EBIT margin increased to 41 percent from 30 percent. For the first six months of 2007 the EBIT was NOK 1,416 million compared with NOK 601 million for the same period of 2006, representing an increase of 135%.

Profit before tax was NOK 716 million in the second quarter 2007, compared with NOK 274 million, excluding and effect of convertible loans, in the second quarter 2006. For the first two quarters of 2007 the adjusted profit before tax was NOK 1,498 million in 2007 and NOK 518 million in 2006.

Earnings per share were NOK 1.01 in the second quarter 2007 and 2.09 year to date, compared with NOK 0.40 in the second quarter 2006 and -0.56 for the first six months of 2006, on both a basic and diluted basis.

Please see the attachments on www.newsweb.no or www.recgroup.com

For more information, please contact;
Jon Andre Løkke, SVP & Investor Relation Officer,
+47 67 81 52 65

About REC
REC is uniquely positioned in the solar energy

industry as the only company with a presence across
the entire value chain. REC Silicon and REC Wafer are the world`s largest producers of polysilicon and wafers for solar applications. REC Solar produces solar cells and solar modules. REC Group had revenues in 2006 of NOK 4,334 million and an operating profit of NOK 1,574 million. Please also see www.recgroup.com

3. REC Presentation of 2nd Quarter 2007 Interim Results – July 27, 2007


PRESENTATION OF INTERIM RESULTS
2nd QUARTER 2007
Renewable Energy Corporation
Silicon Materials
Wafers
Cells
Modules
REC

Disclaimer

This Presentation includes and is based, inter alia, on forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements and this Presentation are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for REC ASA and REC ASA's (including subsidiaries and affiliates) lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are or will be major markets for REC's businesses, energy prices, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in the Presentation. Although REC ASA believes that its expectations and the Presentation are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved or that the actual results will be as set out in *the Presentation*. REC ASA *is making no representation* or *warranty*, expressed or implied, as to the accuracy, reliability or completeness of the Presentation, and neither REC ASA nor any of its directors, officers or employees will have any liability to you or any other persons resulting from your use.

This presentation was prepared for the second quarter results presentation held on July 27, 2007. Information contained within will not be updated. The following slides should be read and considered in connection with the information given orally during the presentation.

The REC shares have not been registered under the U.S. Securities Act of 1933, as amended (the "Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Act.

REC

Agenda

- Financial Review
- Operational Review
  - REC Silicon
  - REC Wafer
  - REC Solar
- Expansion Outlook



REC

Second quarter highlights

- ➔ Revenue growth of 67 %
  - NOK 1 673 million versus NOK 1 003 million in Q2'06
- ➔ EBITDA growth of 110 %
  - NOK 812 million versus NOK 387 million in Q2'06
  - NOK 18 million in ramp up costs (NOK 60 million in Q2'06)
- ➔ EBIT growth of 124 %
  - NOK 679 million versus NOK 303 million in Q2'06
- ➔ Investing NOK ~4.5 billion in new capacity
  - USD 485 million investment in additional polysilicon capacity in the U.S.
  - NOK 200 million investment in increased multi-wafer capacity in Glomfjord
  - SEK 74 *million investment in additional module capacity in* Glava
  - NOK 1 350 million investment in increased mono-wafer capacity approved
- ➔ FBR expansion project on schedule, ~10 % higher investment cost expected
- ➔ NOK 5.1 billion wafer contract with Moser Baer signed

REC

REC Group - Financial highlights

Revenues (NOK million)



	Q1	Q2	Q3	Q4
2005	367	474	755	857
2006	872	1003	1139	1320
2007	1616	1673		

Growth: +85 % +67 %

EBITDA (NOK million)

Margin: 49 % +10%p



	Q1	Q2	Q3	Q4
2005	85	131	250	364
2006	380	387	522	676
2007	869	812		

Growth: +129 % + 110 %

EBIT (NOK million)

Margin: 41 % +11%p



	Q1	Q2	Q3	Q4
2005	53	88	185	275
2006	298	303	422	552
2007	737	679		

Growth: +147 % +124 %

  | July 27 2007

REC

REC Group - Condensed Income Statement

(NOK million)	Q2'07	Q2'06	YTD'07	YTD'06
Revenues	**1 673**	**1 003**	**3 288**	**1 875**
EBITDA	**812**	**387**	**1 681**	**766**
EBITDA-margin	*49 %*	*39 %*	*51 %*	*41 %*
EBIT	**679**	**303**	**1 416**	**601**
EBIT-margin	*40 %*	*30 %*	*43 %*	*32 %*
Net financial items	37	-28	82	-83
Profit before tax and effect of convertible loans	**716**	**274**	**1 498**	**518**
Fair value/foreign exchange effect of convertible loans	0	-5	0	-796
Profit/loss before tax	**716**	**270**	**1 498**	**-278**
Earnings per share, basic and diluted, in NOK	**1.01**	**0.40**	**2.09**	**-0.56**

REC

REC Group - Balance Sheet


Assets
(NOK million)
17 000
12 000
7 000
2 000
-3 000
4874
7527
1153
6722
7452
2106
Q2'06
Q2'07
Non-current assets
Cash and cash equivalents
Current assets


Equity and Liabilities
(NOK million)
17 000
12 000
7 000
2 000
-3 000
9872
2463
1221
11485
2889
1905
Q2'06
Q2'07
Shareholders equity
Interest bearing liabilities
Non interest bearing liabilities

Equity ratio 71 %

  | July 27 2007

4. REC Operational Review – July 27, 2007


OPERATIONAL REVIEW
Renewable Energy Corporation
REC
Rexroth

2007 production target on track

	REC Silicon	REC Wafer	REC Solar
Q2 2007			
Production	~**1 400 MT** polysilicon	**121 MW** multi **10 MW** mono	**11 MW** cells **11 MW** modules
2007 versus 2006	+6 %	+90 %	+35 %
First six months 2007			
Production	~**2 700 MT** polysilicon	**230 MW** multi **19 MW** mono	**22 MW** cells **22 MW** modules
2007 versus 2006	-3 %	+89 %	+52 %
Targets 2007			
Production	~**6 000 MT** polysilicon	~**465 MW** multi ~**35 MW** mono	~**50 MW** cells ~**45 MW** modules

REC

REC Silicon - Key figures

Revenues (NOK million)


700
600
500
400
300
200
100
0

	Q1	Q2	Q3	Q4
2005	69	100	346	503
2006	521	525	539	542
2007	635	627		
Growth:	+22 %	+19 %		

EBITDA (NOK million)

Margin: 52 % +13%p


400
350
300
250
200
150
100
50
0

	Q1	Q2	Q3	Q4
2005	20	20	135	238
2006	242	207	295	319
2007	364	326		
Growth:	+50 %	+57 %		

REC

00021

REC Silicon – Q2 Highlights

- Revenue growth of 19 %
  - Prices up more than 15 %
  - 6 % higher polysilicon production
- EBITDA up 57 %
  - Higher prices, increased volume and improved productivity
  - Ramp-up cost of NOK 8 million in Q2'07 vs. NOK 17 million in Q2'06
- Sale of sub-prime/off-spec material
  - Reported production includes only prime quality
  - ~5 % additional volumes of sub-prime quality
  - Sub-prime quality achieves attractive prices under current market conditions



REC

REC Silicon – FBR expansion project in Moses Lake

- Focus and priority on time schedule
  - Planned ramp-up through H2'08 stands
  - Full production expected to be reached by the end of Q1'09
- Additional resources have been allocated to safeguard time to market
- Very strong global demand tightens market for:
  - Metals, fabrication equipment, equipment and construction capacity
- Investments costs up ~10 %
  - Expectations now USD ~660m from USD 600m



  | July 27 2007

REC

REC Silicon – New capacity increase

- USD 485 million investment in new capacity from 2010:
  - Additional 9 000 MT silane gas
  - Additional 6 000 MT polysilicon
    - Further modification of Siemens reactors in the Butte plant
    - Increased FBR utilization and possible additional reactors
- This is expected to further reduce the unit cost at the Butte plant with approximately 15 %, on top of 20 % from ongoing de-bottlenecking

Polysilicon production (MT/year)


20 000
18 000
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
New announced capacity
Fluidized Bed process
Siemens process
2005
2006
2007
2008
2009
2010

Annual production capacity of approx. 29 000 MT of monosilane gas and 19 500 MT of polysilicon in 2010

REC

REC Wafer - Key figures

Revenues (NOK million)


1 200
1 000
800
600
400
200
0

	Q1	Q2	Q3	Q4
2005	298	382	455	462
2006	502	552	612	790
2007	1017	1131		
Growth:	+103 %	+105 %		

EBITDA (NOK million)

Margin: 43 % +12 %p


600
500
400
300
200
100
0

	Q1	Q2	Q3	Q4
2005	65	97	124	131
2006	168	170	192	295
2007	470	485		
Growth:	+180 %	+185 %		

REC

REC Wafer – Q2 highlights

- ➔ Revenues up 105 %
  - Fast ramp-up of the new wafer plant at Herøya
  - Strong production growth of 89 %
  - Prices up more than 10 %
- ➔ EBITDA increased by 185 %
  - Volume growth
  - Price increases
  - Productivity improvements:
    - 200 μm wafers
    - Higher yield
    - Thinner wire


REC

REC

REC Wafer - Key considerations for expanding mono capacity

- Mono/multi represents ~90 % of PV market
- REC aims to have a leading position across all major PV technologies
- Utilizing REC's proven industrial processes
  - Implement large-scale production principles
  - Leverage on the unique/proprietary wafering concepts
  - In-house wafering will increase value creation
- REC's solar cell technology development targets both multi and mono
- Provides further mono competence before larger global expansions
- Significant demand for mono wafers by key customers



REC

REC Wafer – New capacity increases

Wafer production* (MW/year)


1 800
1 600
1 400
1 200
1 000
800
600
400
200
0
SiTech
Glomfjord extention
SWH III & IV
As is & under ramp-up
2006
2007e
2008e
2009e
2010e

* Efficiency assumptions: 15% multi and 20% mono

- Additional 50 MW multi wafer capacity in Glomfjord, Norway
  - NOK 200 million
  - Ramp-up in middle of 2008
- Additional 275 MW mono wafer capacity in Glomfjord, Norway
  - NOK 1 350 million investment
  - Will take Glomfjord plant from 35 MW of ingot capacity above 300 MW wafer capacity
  - First phase: A doubling of ingot capacity to 70 MW by the end of 2008
  - Remaining ramp-up phase during 2009 and first half of 2010

Wafer Production capacity will exceed ~1 600 MW from 2010

REC

REC Wafer - NOK ~5.1 billion wafer contract with Moser Baer

- Structured as a take and pay contract
- Predetermined prices and volumes
  - Initial prices and commercial terms on par with contracts signed in 2H'06
  - Deliveries start in 2008 and run until 2015
  - Volumes increase over time
- Contract represent a broadening of REC's customer and market base
- Moser Baer India Ltd. is a world leader in the development and manufacturing of CD's and DVD's. The company has a strong future strategic focus on solar



Moser Baer Photo Voltaic Ltd. solar cell line

REC

REC Solar - Key figures

Revenues (NOK million)



	Q1	Q2	Q3	Q4
2005	91	99	106	108
2006	120	180	273	301
2007	309	292		
Growth:	+158 %	+62 %		

EBITDA (NOK million)

Margin: 19 % +1 %p



	Q1	Q2	Q3	Q4
2005	17	23	20	25
2006	17	32	65	80
2007	87	54		
Growth:	+412 %	+69 %		

REC

REC Solar – Q2 highlights

- Revenues up 62 %, EBITDA up 69 %
  - Production increased by 35 %
  - Average module efficiency record high
- EBITDA margin of 19 %
  - EBITDA margin of 22 % excluding ramp-up cost (NOK 10 million)
  - Reduced prices (ASP) due to customer and market mix
  - Additional costs related to the strengthening of the organization for further international expansion
- Stable to slight increase of ASP expected for the remaining two quarters of 2007



REC

REC Solar - New capacity increase

- Additional 50 MW module capacity at Glava, Sweden
  - SEK 74 million in investment
  - Total capacity 150 MW
  - Ramp-up in the middle of 2008
- Further growth initiatives will focus on:
  - Economies of scale
  - Increased level of automation
  - Proprietary technology development
- JV, M&A, toll-production and outsourcing opportunities being evaluated


Cell and module production (MW/year)
250
200
150
100
50
0
Cell
Module
2005
2006
2007e
2008e
2009e
2010e

REC

REC Solar - Building stronger market presence

- Broadening REC's customer base
  - Increase the number of geographical markets
- Strengthen sales focus
  - Building an international organization
  - Established sales office in Spain
  - Presence in Germany, Italy and Greece in progress
  - Pursuing opportunities in the USA strongly in focus
- Extensive efforts in building the REC brand and trade fair representation


REC
REC
REC
Scalability
Automation

REC

EverQ* – Status

- Revenues NOK 63 million in Q2'07
- Zero EBITDA
  - Weak result driven by delayed implementation of new production technologies for EverQ2
  - Affected both volumes and costs
  - Problems solved at the end of Q2
  - Expect limited effect in Q3'07
- Project preparations for EverQ3 started
  - No investment decision yet



* Amounts represent REC's 33.3% share. REC proportionately consolidates EverQ's financials on a line-by-line basis

REC

5. **REC Expansion Outlook – July 27, 2007**


Renewable
Energy
Corporation
EXPANSION OUTLOOK
REC

Expansion projects – Size, investments & timeline

Project	Capacity	Investment
REC		
Moses Lake	6 500 ton (865 MW)	USD 660m
Butte	1 000 ton (135 MW)	USD 50m
Moses Lake/Butte	6 000 ton (800 MW)	USD 485m
REC		
Herøya III	325 MW	NOK 1 250m
Herøya IV	325 MW	NOK 1 250m
Glomfjord (multi)	60 MW	NOK 140m
Glomfjord (multi)	50 MW	NOK 200m
Glomfjord (mono)	275 MW	NOK 1 350m
REC		
Narvik	90 MW + 90 MW	NOK 700m
Glava	55 MW	SEK 110m
Glava	50 MW	SEK 74m


2007
2008
2009
2010
Planning/Construction
Ramp up
Full production

  | July 27 2007

REC

00037

Aggressive growth ambitions – 2010 perspective



REC Silicon
REC Wafer
REC Solar
2 500
2 000
1 500
1 000
500
400
300
200
100
13 500 MT (~1 800 MW)
6 000 MT (~800 MW)
<2 000 MT (~270 MW) allocated to electronic customers
1 450 MT (~200 MW) allocated to EverQ (33.3% owned)
~600 MW
Opportunities
~1 035 MW
~580 MW
~650 MW allocated to cell customers
~1 350 MW
Opportunities
~1 400 MW
Opportunities
~180 MW
~55 + 50 MW
Installed capacity Q2'07
Allocated capacity Q2'07
Planned expansion/extensions as of Q2'07
Growth potential

REC

Global site selection project – Summary & status

- Initiated process to identify suitable locations
  i. Integrated large-scale plant of >1 GW of new wafer, cells and module capacity
  ii. Silane/polysilicon plant of 9 000 MT/6000 MT capacity
- Due diligence undertaken on selected locations, focus on:
  - Infrastructure requirements
  - Availability of competence and qualified employees
  - Operating cost/operating conditions
  - IP protections
- Start negotiations in August and decision expected in the 4Q'07



REC

00039

Global site selection project – Considerations

REC Silicon | REC Wafer | REC Solar Cells | REC Solar Modules

REC Silicon

- ➔ Output
  - ~9 000 MT of silane
  - ~6 000 MT of polysilicon

REC Wafer / Cells / Modules

- ➔ Output
  - >1 GW
- ➔ Site will be developed in stages
- ➔ Engineering of optimal plant sizes in progress:
  - Large increments within wafer production (600-700 MW)
  - Medium increments within cell (400-500 MW)
  - Smaller within modules (200-300 MW)
- ➔ New site expected to generate output from 2010
- ➔ Still maintain flexibility on balance between value chain steps

REC

6. REC Second Quarter 2007 Financial Information



REC

SECOND QUARTER 2007

July 27, 2007

WE ARE EXCELLING ACROSS THE VALUE CHAIN, BUILDING ON OUR UNIQUE POSITION AS THE MOST INTEGRATED SOLAR ENERGY COMPANY IN THE WORLD.

REC is investing substantial resources in R&D, expanding production capacity, continuously strengthening our organization and ensuring balanced growth across the value chain. Maintaining our continual and uncompromising focus on achieving lower production costs, we aim to enhance our position as a leader in the PV industry.



HIGHLIGHTS

- Revenue growth of 67 percent
  - NOK 1,673 million versus NOK 1,003 million in the second quarter 2006
- EBITDA growth of 110 percent
  - NOK 812 million versus NOK 387 million in the second quarter 2006
- EBIT growth of 124 percent
  - NOK 679 million versus NOK 303 million in the second quarter 2006
- NOK 5.1 billion wafer contract with Moser Baer signed
- Further capacity expansions in all segments approved
  - USD 485 million for additional 6,000 MT polysilicon capacity
  - NOK 200 million for additional 50 MW multi wafer capacity
  - SEK 74 million for additional 50 WM module capacity
  - NOK 1,350 million for additional 275 MW mono wafer capacity
- FBR project on time, but approximately 10 percent higher investment cost expected

FINANCIAL REVIEW

KEY FINANCIALS – REC GROUP

(NOK IN MILLION)	Q2 2007	Q2 2006	JUN 30 2007	JUN 30 2006	DEC 31 2006	Q1 2007
Revenues	1 673	1 003	3 288	1 875	4 334	1 616
EBITDA	812	387	1 681	766	1 965	869
EBITDA - margin	49%	39%	51%	41%	45%	54%
EBIT	679	303	1 416	601	1 574	737
EBIT - margin	41%	30%	43%	32%	36%	46%
Net financial items (excluding effect of convertible loans)	37	-28	82	-83	-34	45
Profit/loss before tax and effect of convertible loans	716	274	1 498	518	1 540	782
Fair value/foreign exchange effect of convertible loans	0	-5	0	-796	-796	0
Profit/loss before tax	716	270	1 498	-278	744	782
Earnings per share, basic and diluted, in NOK	1,01	0,40	2,09	-0,56	1,03	1,08

REVENUES AND EBITDA

The financial performance continued to improve in the second quarter 2007. The REC Group achieved revenues of NOK 1,673 million, an increase of 67 percent from NOK 1,003 million in the second quarter last year. EBITDA was NOK 812 million in the second quarter, an increase of 110 percent from the corresponding period in 2006. All segments contributed positively to the growth in revenues and EBITDA. The strong progress in REC Wafer and REC Solar reflects the sharp increase in production capacity over the past year, whereas the improvements in REC Silicon primarily reflect increased prices.

Revenues increased by close to 4 percent and EBITDA declined by 7 percent compared with the first quarter 2007. The decline in EBITDA is to a large extent, as earlier communicated, related to maintenance and de-bottlenecking programs and expansion and ramp-up cost. In addition REC Solar reduced module prices due to market/customer mix in the quarter, as planned. REC Wafer continued its progress, showing higher production and sales as well as productivity improvements.

The EBITDA contribution from EverQ was lower than the previous quarter as EverQ incurred increased expenses relating to expansion of the production. REC ASA also incurred additional expenses related to the site selection project initiated in the first quarter.

The second quarter EBITDA margin was 49 percent which represents an increase of 10 percentage points compared with the same period last year. Expansion and ramp-up costs incurred in the second quarter 2007 was NOK 18 million, compared with NOK 60 million in the second quarter 2006. REC recognized no such costs in the first quarter 2007.

NET FINANCIAL ITEMS - REC GROUP

(NOK IN MILLION)	Q2 2007	Q2 2006	JUN 30 2007	JUN 30 2006	DEC 31 2006	Q1 2007
Share of loss of associates	-6	-3	-12	-7	-18	-6
Financial income	91	31	165	36	164	74
Financial expenses	-15	-29	-39	-84	-149	-23
Net currency gains - losses*	-32	-27	-32	-28	-32	0
Net financial items	37	-28	82	-83	-34	45

*Including change in fair value of currency derivatives excluding effect of convertible loan.

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

Depreciation, amortization and impairment amounted to NOK 133 million in the second quarter 2007, an increase from NOK 84 million in the second quarter 2006. The increase primarily reflects higher capital expenditure and the proportionate consolidation of EverQ.

However, most of the expansion projects are still under construction and depreciation has not started.

EBIT

Due to continued revenue increase and continued strong margins, EBIT also increased strongly in the second quarter of 2007 compared with the same period last year. EBIT was NOK 679 million and the EBIT-margin 41 percent, which represents an increase of 11 percentage-points compared with the second quarter 2006.

NET FINANCIAL ITEMS

The REC Group reported positive net financials of NOK 37 million for the second quarter 2007, which was an improvement of NOK 65 million compared with the second quarter of 2006.

The improvement primarily reflects the effect of the share issue and IPO in May 2006, in which REC ASA raised net proceeds of NOK 6.8 billion.

Net currency gains and losses, including change in fair value of currency derivatives, are primarily related to financial assets (primarily cash and cash equivalents) in USD and EUR, and currency derivatives with the purpose of hedging future currency receipts or payments, and where hedge accounting has not been used.

REC increased its exposure in USD-denominated financial assets during the second quarter 2007, and the continued strengthening of NOK against USD generated increased currency losses compared with the previous quarter. More details can be found under Balance Sheet and Cash Flow discussion below.

PROFIT BEFORE TAX

Profit before tax was NOK 716 million in the second quarter 2007, compared with a profit before tax of NOK 270 million in the second quarter 2006.

INCOME TAX

Calculated income tax for the first half of 2007 is based on an estimated effective annual tax rate of 28 percent in the Scandinavian operations and 36 percent in the US operations. The estimated effective tax rate in the US operation has been reduced and the combined effective tax rate for the first half of 2007 is consequently estimated to 31 percent, and 30 percent for the second quarter 2007. The actual effective tax rates for 2007 may deviate from the estimated tax rates

PROFIT AFTER TAX

Profit after tax was NOK 498 million in the second quarter 2007, compared with a profit after tax of NOK 185 million in the second quarter 2006.

The corresponding earnings per share increased to NOK 1.01 in the second quarter 2007 from NOK 0.40 in the corresponding quarter last year.

OPERATIONAL REVIEW

MARKET DEVELOPMENT

According to Solarbuzz' quarterly market review in June, market attention was focused on Southern Europe in the second quarter.

Spain continued to be the fastest growing contributor to demand based on improved incentive programs. The new Power Supply Act was approved by Royal decree in May, establishing improved feed-in tariffs for large installations above 100 MW. In Italy, activity is also picking up sharply, following the signing of the 'Conto Energia' in the first quarter.

Demand is more sluggish in Germany in the first six months of the year. However, in the beginning of July the German environmental ministry proposed only a modest reduction in the subsidy rate with effect from 2009. This proposal must be endorsed by parliament. The proposed new subsidy rates for solar systems calls for an acceleration of the annual rate of decline; the Euro per Kwh subsidy would decline annually by 7%-8.5%, up from the current 5%-6.5% annual rate of decline. This proposal is largely in-line with industry and analyst expectations.

According to Solarbuzz, retail module prices were reported flat in Europe in the quarter, with US prices slightly down from the previous quarter. Currency movements are triggering increased imports from Japan to Europe and from China to Europe rather than to the US.

REC SILICON

REC Silicon produces polysilicon and silane gas for the photovoltaic industry and the electronics industry at two facilities in Moses Lake, Washington and Butte, Montana in the USA. REC Silicon employs approximately 550 people, a number that is expected to be closer to 600 at the end of the year. The third plant under construction as well as a fourth expansion under planning are expected to more than triple REC Silicon's capacity for polysilicon production by 2010.

REC Silicon reported revenues of NOK 627 million in the second quarter 2007, an increase of 19 percent from the second quarter 2006 and almost flat from the previous.

EBITDA in REC Silicon was NOK 326 million in the second quarter, which was an increase of 57 percent compared with the second quarter 2006. The EBITDA margin of 52 percent was a significant increase from 39 percent in the same period last year. Polysilicon prices were more than 15 percent above last year's levels which was in-line with previous communication.

Production of polysilicon was approximately 1,400 MT, which was 6 percent above the second quarter 2006 and on par with previous quarter which was also negatively affected by de-bottlenecking activities. The scheduled and announced maintenance shutdowns and de-bottlenecking activities at both the Moses Lake and Butte plants affected both polysilicon and silane gas production. Both plants were shut down for maintenance also in the second quarter 2006.

The ongoing de-bottlenecking projects should start to generate positive contribution in production gradually through the third quarter this year, with full effect from the end of the first quarter 2008. Total polysilicon production in the first half of the year was slightly above 2,700 MT, and REC Silicon reiterates the full year production target of approximately 6,000 MT.

The maintenance shutdown and de-bottlenecking activities also affected the EBITDA margin, which decreased by 5 percentage points from the previous quarter. Expansion and ramp-up costs amounted to NOK 8 million in the second quarter 2007. REC Silicon expects higher expansion and ramp-up costs in the third and the fourth quarters of 2007 as personnel is added and commissioning and start-up preparations progresses for the expansions.

In the second quarter last year, REC Silicon recognized expansion and ramp-up costs of NOK 17 million, whereas no such costs were incurred in the first quarter 2007.

70 percent of the polysilicon volume sold in the second quarter was allocated internally. Shipments were slightly higher than reported production in the second quarter 2007, as REC Silicon marginally decreased the inventory of finished goods and also sold a certain volume of lower quality products.

REC Silicon reports polysilicon production volumes as production of prime product qualities only. In addition to the prime products, the production regularly yields about 5 percent of volumes, which are considered to be sub-prime or off-spec materials. During a de-bottlenecking process, this percentage tends to be slightly higher. Under the current market conditions, also off-spec material achieves attractive prices.

The construction of the 6,500 MT FBR polysilicon plant is progressing according to schedule, with planned start-up and ramp-up through second half 2008. As priority has been put on project schedule, additional resources have been allocated to avoid that a pressured global engineering, procurement and construction market should negatively affect the plant's operational goals. These tight market conditions and the choices made to safeguard the time to market, are expected to adversely impact the overall investment costs by approximately 10 percent compared to the initial investment frame of USD 600 million.

As described in the interim report for the first quarter 2007, REC in April approved investments of approximately USD 485 million to further increase the silane gas and polysilicon production capacity. REC has now decided to build the new silane gas unit in Moses Lake. This fourth capacity expansion will also entail the modification of additional Siemens reactors in the Butte plant as well as investments in utilities at both plants to further enhance process safety and production reliability. In combination with the ongoing FBR plant construction and de-bottlenecking programs, this is expected to bring annual production capacity for REC Silicon to approximately 29,000 MT of silane gas and 19,500 MT of polysilicon in 2010.

REC WAFER

REC Wafer produces mono- and multicrystalline wafers for the solar cell industry at two sites, in Glomfjord and at Herøya in Norway. REC Wafer employs approximately 600 people. With the latest announced capacity expansions, production is expected to more than triple by 2010.

REC Wafer continued its strong growth, reporting revenues of NOK 1,131 million in the second quarter 2007. This is more than a doubling of revenues from NOK 552 million in the second quarter 2006, and

FINANCIAL HIGHLIGHTS - REC SILICON

(NOK IN MILLION)	Q2 2007	Q2 2006	JUN 30 2007	JUN 30 2006	DEC 31 2006	Q1 2007
Revenues	627	525	1 262	1 046	2 127	635
EBITDA	326	207	690	449	1 063	364
EBITDA – margin	52%	39%	55%	43%	50%	57%

FINANCIAL HIGHLIGHTS - REC WAFER

(NOK IN MILLION)	Q2 2007	Q2 2006	JUN 30 2007	JUN 30 2006	DEC 31 2006	Q1 2007
Revenues	1 131	552	2 148	1 053	2 455	1 017
EBITDA	485	170	955	338	825	470
EBITDA – margin	43%	31%	44%	32%	34%	46%

an increase of 11 percent from NOK 1,017 million in the previous quarter.

Total quarterly monocrystalline ingot and multicrystalline wafer production reached 131 MW, corresponding with a production increase of 90 percent from the second quarter 2006 and an increase of 11 percent from the first quarter 2007. Multicrystalline wafers accounted for 121 MW of the output. REC Wafer reiterates the full year production target of approximately 500 MW.

The production growth primarily reflects the continued fast ramp-up at Herøya and productivity improvements in all production lines. As previously reported, the new Herøya plant is scheduled for a four-week shutdown in the third quarter for planned maintenance and certain technical modifications.

The new Herøya plant is expected to be fully ramped-up in the fourth quarter this year and the plant is currently operating at 200 µm wafers. Transition to 180 µm wafer will start in the second half of 2007. Further transition to 160 µm is expected to follow, but this may, in some cases, require further modifications and/or process optimization at the cell manufacturers' plants. The new wafer plant currently under construction at Herøya has been designed to handle 120 µm wafers.

EBITDA of NOK 485 million in the second quarter 2007 was 185 percent higher than in the second quarter 2006, the EBITDA margin of 43 percent was 12 percentage-points above the same period last year. This reflects the significant increase in production and revenues, productivity improvements as well as the 10 percent increase in average sales price communicated earlier.

The margin decline compared with the first quarter 2007 reflects higher polysilicon prices, as REC Wafer in the first few weeks of the first quarter drew on a lower priced inventory from 2006.

The Glomfjord plant extension is running according to plan, as are the preparations for the further 50 MW expansion announced in late April.

In mid July, REC decided to invest NOK 1,350 million for a significant expansion of REC Wafer's monocrystalline wafer production. Capacity at the plant in Glomfjord will be increased from 35 MW to more than 300 MW in two phases. The first phase will ensure approximately a doubling of the ingot production capacity by the end of 2008. The second, major ramp-up phase will take place during 2009 and the first half of 2010, and includes investments that will convert the plant from ingot production only to a fully integrated production line for monocrystalline wafers.

Including the already ongoing and approved expansions, the total production of REC Wafer is expected to be more than 1.6 GW by 2010, of which approximately 1.3 GW will be multicrystalline material.

As another post quarter event, REC also entered into a significant long-term agreement with Moser Baer Photo Voltaic Ltd. for the supply of wafers. The 8-year agreement is structured as a take-and-pay contract, with pre-determined prices and volumes for the entire contract period. The contract has a value of approximately USD 880 million (approximately NOK 5.1 billion). Delivery of wafers under the agreement will start in 2008 and increase over time in relation to future planned production capacity increases. Prices and commercial terms are in line with contracts signed in the second half on 2006. Moser Baer is a world leader in the development and manufacturing of CD's and DVD's. The company has a strong strategic focus on growth within solar power and is currently involved in both solar cell and solar module production.

REC SOLAR

REC Solar produces solar cells at REC ScanCell in Narvik, Norway and solar cell modules at REC ScanModule in Glava, Sweden. REC Solar employs 300 people. With latest announced capacity expansions, solar cell production is expected to more than quadruple and solar module production is expected to triple by 2010.

REC Solar reported revenues of NOK 292 million in the second quarter 2007, which was an increase of 62 percent from the second quarter 2006. The production volume for cells and modules was 11 MW each in the second quarter, which was 35 percent above the second quarter last year, and reflects a significant capacity increase during 2006. REC Solar reiterates the full year production target of approximately 50 MW of solar cells and approximately 45 MW of solar modules.

FINANCIAL HIGHLIGHTS - REC SOLAR

(NOK IN MILLION)	Q2 2007	Q2 2006	JUN 30 2007	JUN 30 2006	DEC 31 2006	Q1 2007
Revenues	292	180	601	300	873	309
EBITDA	54	32	141	49	195	87
EBITDA – margin	19%	18%	23%	16%	22%	28%

FINANCIAL HIGHLIGHTS - EVERQ

(NOK IN MILLION)	Q2 2007	Q2 2006	JUN 30 2007	JUN 30 2006	DEC 31 2006	Q1 2007
Revenues	63	NA	120	NA	10	57
EBITDA	0	NA	9	NA	3	9
EBITDA – margin	1%	NA	8%	NA	35%	15%

Revenues were approximately 5 percent below the previous quarter, driven by the earlier communicated reduction in average selling price (ASP) for modules. ASP will continue to fluctuate from quarter to quarter based on market and product mix. REC Solar expects stable or slightly higher ASPs in the remaining two quarters of 2007. For 2007 as a whole REC Solar still expects a reduction in the ASP of approximately 5 percent compared with 2006.

EBITDA was NOK 54 million in the second quarter, up 69 percent from the second quarter last year, reflecting the higher production and revenues as well as other productivity improvements. The EBITDA margin of 19 percent was an improvement of one percentage-point from the second quarter 2006.

The second quarter margin was negatively affected by lower prices as well as expansion and ramp-up costs of NOK 10 million, associated with plants under construction. In addition, REC Solar has increased the general activity and spending level in preparation for further international expansions. Under the current plan, expansion and ramp-up costs are expected to increase in the third quarter and further in the fourth quarter 2007.

In the second quarter 2006, REC Solar recognized expansion and ramp-up costs of NOK 6 million, and incurred no such costs in the first quarter 2007.

The cell expansion project in Narvik proceeds as planned with capacity expected to increase from 45 MW to 225 MW. The ramp-up of the first line will start towards the end of 2007 and the second line in the first half of 2008. Both lines have been designed to handle 160 µm wafers.

The module expansion project at Glava also runs according to schedule. The module capacity was initially expected to increase from 45 MW to 100 MW by 2008. However, on June 20, 2007, REC approved investments of SEK 74 million to increase module production by an additional 50 MW. The project will further improve economies of scale and position REC Solar as one of the larger module producer in Europe. Production start-up of the additional 50 MW is expected in the second quarter 2008, with the full capacity of 150 MW to be reached by the end of 2008.

EVERQ

EverQ produces solar modules in Thalheim, Germany, based on the Evergreen string-ribbon technology, and is owned 33.3 % each by REC, Evergreen and Q-cells. EverQ is currently ramping up operation of EverQ2, adding 60 MW production to the existing 30 MW line, and currently employs approximately 800 people.

REC proportionately consolidates 33.3 percent of EverQ's financial statements on a line-by-line basis.

In the second quarter 2007, REC recognized revenues of NOK 63 million and zero EBITDA from EverQ.

The reason for the weak EBITDA is delayed implementation of one of the metallization lines in the current EverQ2 ramp-up. This affected both volumes and cost efficiency negatively for most of the second quarter. The problems were largely resolved towards the end of the quarter and will have limited effect on the production in the third quarter 2007. EverQ also incurred increased cost related to expansion and ramp-up as well as slightly lower prices in the second quarter compared with the first quarter 2007.

Project preparations for EverQ3 have been started, however, no formal investment decision has been made yet.

REC ASA

REC ASA is a holding company containing parts of the Group Management, corporate functions, corporate research and development, business development and the REC Group's in-house bank. These activities have been scaled up over the past year due to increased activity and complexity of the REC Group, and to prepare for execution of global expansion plans. Costs are expected to further increase during the coming quarters.

ELIMINATIONS - REC GROUP

Elimination of internal profit is dependant on internal sales and intra-company inventory changes. In addition, increased sales prices and improved efficiency in the segments leads to increased internal profit. In the second quarter the increased elimination of unrealized profit on internal sales related primarily to increased polysilicon in transit to REC Wafer and increased inventory of wafers and cells in REC Solar. Elimi-

FINANCIAL HIGHLIGHTS - REC ASA

(NOK IN MILLION)	Q2 2007	Q2 2006	JUN 30 2007	JUN 30 2006	DEC 31 2006	Q1 2007
Revenues	8	1	13	2	12	4
EBITDA	-29	-23	-51	-40	-80	-22

ELIMINATIONS - REC GROUP

(NOK IN MILLION)	Q2 2007	Q2 2006	JUN 30 2007	JUN 30 2006	DEC 31 2006	Q1 2007
Elimination revenues	-448	-255	-855	-526	-1 144	-406
Elimination EBITDA	-24	0	-63	-30	-42	-39

nations are expected to increase as the company grows in the entire value chain.

TECHNOLOGY DEVELOPMENT AND R&D

REC incurred R&D expenses of NOK 28 million in the second quarter 2007, but also capitalized R&D costs relating to the FBR technology project and certain wafer development projects. R&D expenses amounted to NOK 21 million in the second quarter 2006 and NOK 24 million in the first quarter 2007.

Increased R&D expenses relate to continuous development of current production processes and equipment as well as next generation production technologies designed to reduce silicon cost, reducing wafer thickness while improving quality, improve cell and module efficiency, and reduce production costs throughout the value chain. REC will continue to expand its R&D activities, in tune with the strategic ambitions for growth and cost-leadership.

Achievements in the second quarter include successful high volume tests of a new technology for singulating thin wafers with less damage to the wafer. The new technology reduces one of the barriers to further reduction of wafer thickness and is also expected to moderately increase production yield. The new equipment design is protected by a patent application and a full scale implementation plan is currently being developed.

ASSOCIATED COMPANIES

REC holds a 21.7% stake in CSG Solar AG, which is a German company manufacturing proprietary crystalline silicon thin-film solar modules using silane gas. The company started volumes sales earlier this year and in April 2007 increased to 24-hours continuous production.

The last equipment component required to complete the CSG-2 line was installed and commissioned towards the end of the second quarter, enabling a continuation of ramp-up. Development work continued on equipment to facilitate closer contact spacing, which could contribute to increased module efficiencies.

BALANCE SHEET AND CASH FLOW

Net cash flow from operating activities was NOK 755 million in the second quarter 2007, compared with NOK 285 million in the same quarter last year.

Net cash flow from investment activities was a negative NOK 1,016 million, compared with a negative NOK 584 million in the second quarter 2006. Approximately half of the cash flow from investment activities in second quarter 2007 is related to engineering and construction of the new polysilicon plant in Moses Lake and approximately 25% was for the ongoing expansions at both wafer plants. The remaining was approximately evenly distributed between the joint venture EverQ, REC Solar (cells and module plants) and the polysilicon plant in Butte which is currently undertaking debottlenecking activities. Cash payments also include pre-payments for the expansion projects.

Net cash flow from financing activities was a positive NOK 561 million in the second quarter 2007, primarily relating to increased bank borrowings in EverQ and prepayments from EverQ to REC Silicon. In the second quarter, according to the agreement between EverQ and REC Silicon, EverQ paid USD 87 million in prepayment to REC Silicon for future deliveries of polysilicon. Two-thirds of the total prepayment was reported as a net cash inflow to REC.

The large net positive cash flow from financing activities in the second quarter 2006 primarily relates to the share issue in connection with the IPO in May 2006.

REC established a corporate financing structure in 2006. During the second quarter 2007, REC transferred approximately NOK 5.2 billion into US Money Market Funds and US bank deposits in compliance with the US 1940 Investment Company Act. Of this, a net amount of USD 200 million has not been hedged through currency swaps. These funds are expected to finance parts of the REC Silicon's future capital expenditures.

In April 2007, REC undertook a restructuring of the NOK 5.4 billion Credit Facilities Agreement. The restructuring of the Agreement increases flexibility for financing of organic investments and expansions within the REC segments over the next two years. Total available committed credit facilities for REC as of 30 June 2007, are NOK 3.9 billion, which provides ample funding for all planned and approved capacity expansions. The net cash position (cash less interest bearing debt) was NOK 4.6 billion at June 30, 2007, which was a decrease of NOK 0.3 billion from March 31, 2007.

ORGANIZATIONAL DEVELOPMENTS

On June 1, 2007, Ms. Ingelise Arntsen assumed the position as EVP with responsibility for REC Wafer. Ms. Arntsen joined REC ASA from Statkraft, where she headed the New Energy business area.

On the ordinary general meeting on May 14, 2007, the Board of Directors was increased to 12 members, including four employee representatives. After this, the Board consists of the following members; Ole Enger (Chairman), Tore Schiøtz (Vice Chairman), Christian Berg, Marcel Egmond Brenninkmeijer, Roar Engeland, Line Geheb, Susanne Elise Munch Thore and Inger Johanne Solhaug, and the employee representatives Mona Stensvik, Rolf B. Nilsen, Jørn Mobæk and Rita Glenne.

The REC Group continues to see opportunities for growth across the entire value chain and is currently increasing capacity within all business divisions.

Employee growth is particularly strong in REC Solar, which is expanding its operations fast and also increases its efforts to gain new market access points around the globe. The stronger market presence was highlighted at REC Solar's first exhibition at Intersolar 2007 in Freiburg, Germany, in June. Intersolar is Europe's largest solar technology trade fair, and this year attracted 638 exhibitors from more than 30 countries, some 1,400 industry participants and approximately 26,000 visitors.

REC has initiated several processes to secure the internal and external resources required to develop the two new global site locations.

IMPORTANT EVENTS IN THE FIRST HALF OF 2007

REC Group's external revenues of NOK 3,288 million for the first half of 2007 were 75 percent above the first half of 2006. The increase is primarily due to higher production of wafers, cells and modules, which is an effect of major investment decisions during previous years. The increase in average selling price (ASP) also contributed to the

growth. The ASP increased more than 15 percent in REC Silicon and more than 10 percent in REC Wafer. Because of an increasing part of sales from REC Silicon is to REC Wafer, the external sales from REC Silicon has been reduced. Proportionate consolidation of EverQ has also contributed to increased revenues.

EBITDA of NOK 1,681 million in the first half of 2007 was 119 percent higher than in the first half of 2006. The corresponding EBITDA-margin of 51 percent was 10 percentage-points higher than in the corresponding year-ago period, which reflects higher prices, improved economies of scale and increased operational efficiency.

Depreciation, amortization and impairment increased, primarily due to higher capital expenditure and the proportionate consolidation of EverQ. However, much of the capital expenditure is still under construction, and depreciation has not started.

The positive net financial items of NOK 82 million for the first half of 2007 compares with a net financial loss of NOK 83 million for the first half of 2006. The improvement primarily reflects the effect of the share issue and IPO in May 2006, in which REC ASA raised net proceeds of NOK 6.8 billion.

During the first half of 2006, REC also incurred non-cash losses of NOK 796 million relating to changes in fair value and currency effects of the company's foreign-currency denominated convertible loans. No similar losses were incurred in the first half of 2007, as the loans were converted to equity during 2006.

Due to the higher revenues and margins, and an improved financial position, the profit before tax thus increased to NOK 1,498 million in the first half of 2007, compared with a loss before tax of NOK 278 million in the first half of 2006. The corresponding earnings per share was NOK 2.09 and NOK -0.56, respectively.

Overall, the cash flow for the first 6 months of 2007 was affected by the same factors as the quarter. However, the cash payments for investment activities was higher in the second than the first quarter, primarily for the new polysilicon plant in Moses Lake and for the ongoing expansions at both wafer plants. In the first quarter, REC ASA provided additional loans to EverQ of net EUR 15 million.

The net cash flow from financing activities for the first 6 months of 2007 was also affected by repayment of NOK 200 million of the group debt facilities.

Despite higher investments over the past year, primarily due to the cash flow from operating activities, the net cash balance has been reduced by only NOK 0.5 billion compared to the end of second quarter 2006, and NOK 0.2 billion compared to year-end 2006.

Total asset increased from year-end 2006. The increase was primarily due to capital expenditure, of which most are still under construction. The largest increase in property, plant and equipment was in REC Silicon and EverQ. Some of the capital expenditure is prepaid and included in trade and other receivables, primarily for REC Wafer and REC Solar. Due to increased activity, trade payables have also increased.

OUTLOOK

The global market for photovoltaic (PV) solar cells has grown at an annual rate of approximately 40 percent since the turn of the century, to approximately 2.5 GW in 2006. REC shares the view of most industry analysts, forecasting continued strong growth in the PV solar energy market in the foreseeable future. REC firmly believes PV solar power will play an increasingly important role in filling the world's increasing need for affordable and clean energy.

Including approved investments in capacity expansions the 2010 production in REC is expected to be the following: (i) approximately 19,500 MT of polysilicon, (ii) above 1,600 MW of mono and multi wafers, (iii) approximately 225 MW of solar cells and (iv) 150 MW of solar modules.

The main effects that are expected to impact the coming two quarters can be summarized as follows:

- REC Silicon's 2007 production targets remain unchanged. Production is expected to increase from the second to the third quarter, as both plants had scheduled maintenance shutdowns for two weeks in the second quarter. REC Silicon expects higher expansion and ramp-up costs in the third quarter and the fourth quarter of 2007, compared with the second quarter. Electricity price in Butte will increase from the beginning of July and this is expected to have a slight negative impact on the EBITDA margin in the second half of 2007.
- REC Wafer's 2007 production targets also stand firm. However, production is expected to decline from the second to the third quarter, as the new plant at Herøya will be shut down for four weeks.
- REC Solar's 2007 production targets also remains unchanged. However, the production of modules will be lower in the third quarter than in the second quarter due to a four week shutdown of the module plant in Glava, Sweden. Expansion and ramp-up costs are expected to increase in the third quarter and further in the fourth quarter 2007.
- REC's 33.3 percent owned joint venture EverQ is expected to complete the production ramp-up to 60 MW during the year. REC will continue to pursue opportunities to add to growth in a profitable manner also through partially-owned companies.
- REC has increased the general activity and spending level in preparation for further expansions. This includes the site selection project initiated in the first quarter and a general strengthening of the organization. Consequently, increased cost levels related to these activities should be expected in coming quarters.

REC has initiated a site selection project to identify and choose two separate locations for future expansions; (i) location that can host the next polysilicon plant, and (ii) a location that can accommodate an integrated large-scale plant, which likely will comprise more than 1 GW of new wafer capacity as well as activities within cells and modules. The field of site prospects has been narrowed down to a small number of potential locations, and a due diligence process has been conducted in the second quarter. The site selection decision is expected during the fourth quarter 2007.

Projected capacity growth and successful execution of ongoing expansion programs within all three business segments should allow REC to take further advantage of the expected growth in the industry going forward.

STATEMENTS

ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

The Group has used the same accounting policies and standards as in the consolidated financial statements as at December 31, 2006. There were no new standards, interpretations or amendments to published standards that have affected the consoli-

dated financial statements for the first six months of 2007.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the REC Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4 to the consolidated annual financial statements for 2006.

STATEMENT OF COMPLIANCE

These condensed consolidated interim financial statements, combined with relevant information in the financial review, have been prepared in accordance with IAS 34. Refer to separate report for the first quarter for more information. They do not include all of the information required for full annual financial statements of the Group and should be read in conjunction with the consolidated annual financial statements for 2006. These condensed consolidated interim financial statements are unaudited. The consolidated financial statements for 2006 are available upon request from the Company's registered office at Høvik or at www.recgroup.com.

FORWARD LOOKING STATEMENTS

This report contains statements regarding the future in connection with REC's growth initiatives, profit figures, outlook, strategies and objectives. In particular, the section "Outlook" contains forward-looking statements regarding the group's expectations. All statements regarding the future are subject to inherent risks and uncertainties, and many factors can lead to actual profits and developments deviating substantially from what has been expressed or implied in such statements. These factors include the risk factors relating to REC's activities described in the Risk Report included in REC's Annual Report 2006, that also make references to the Report from the Board of Directors and the notes to the financial statements.

Høvik, July 26, 2007
Board of Directors

ABOUT REC

Renewable Energy Corporation ASA (REC) was established in 1996 and is one of the world's leading solar energy companies. Today, REC is one of the largest producers of polysilicon and wafers for Photovoltaic applications, and is involved in all steps of the value chain from production of solar grade silicon and wafers, to solar cell and module production. REC has customers all over the globe, seven production plants in three different countries and operates on three different continents. REC employs approximately 1,500 people (excluding EverQ). For further information on the company, please refer to www.recgroup.com

FOR MORE INFORMATION, PLEASE CONTACT

Erik Thorsen
President & CEO
+47 90 75 66 85

Bjørn Brenna
EVP & CFO
+47 900 43 186

Jon André Løkke
SVP & IRO
+47 67 81 52 65

CONSOLIDATED INCOME STATEMENT
REC GROUP

(NOK IN MILLION)	Q2 2007	Q2 2006	JUN 30 2007	JUN 30 2006	DEC 31 2006
Revenues	1 672 508	1 002 830	3 288 498	1 874 929	4 334 072
Cost of materials	-339 912	-189 354	-619 597	-315 518	-806 643
Changes in inventories	20 772	-11 406	27 862	10 428	66 892
Employee benefit expenses	-257 103	-175 661	-482 739	-333 070	-667 950
Other operating expenses	-284 430	-239 800	-533 134	-470 556	-961 778
EBITDA	811 835	386 609	1 680 890	766 213	1 964 593
Depreciation	-106 936	-72 306	-217 741	-144 514	-333 877
Amortization	-24 834	-6 533	-44 349	-13 458	-44 481
Impairment	-1 114	-5 054	-2 654	-7 394	-11 807
EBIT	678 951	302 716	1 416 146	600 847	1 574 428
Share of loss of associates	-6 359	-3 355	-12 204	-6 827	-18 330
Financial income	90 820	31 277	164 514	35 516	164 173
Financial expenses	-15 417	-29 049	-38 609	-83 960	-148 500
Net currency gains - losses (including currency derivatives)	-31 591	-27 103	-31 698	-27 964	-31 592
Net financial items (excluding effect on convertible loans)	37 453	-28 230	82 003	-83 235	-34 249
Profit/loss before tax and effect on convertible loans	716 404	274 486	1 498 149	517 612	1 540 179
Fair value/foreign exchange effect on convertible loans	0	-4 900	0	-795 724	-796 219
Profit/loss before tax	716 404	269 586	1 498 149	-278 112	743 960
Income tax expense/benefit	-218 038	-84 327	-466 034	57 374	-285 630
Profit/loss for the period	498 366	185 260	1 032 115	-220 738	458 330
Earnings per share for profit attributable to the equity holders of the company (in NOK per share)					
- basic	1,01	0,40	2,09	-0,56	1,03
- diluted	1,01	0,40	2,09	-0,56	1,03
- basic adjusted for effect on convertible loans*	NA	0,41	NA	0,94	2,36

*Excluding fair value/foreign exchange effects and interest expense on convertible loans, net of tax (28%), using the same weighted average number of shares as in the calculation above.

CONSOLIDATED BALANCE SHEET
REC GROUP

(NOK IN MILLION)	JUN 30 2007	JUN 30 2006	DEC 31 2006
ASSETS			
Non-current assets			
Goodwill	771 320	612 529	792 284
Other intangible assets	244 019	227 962	254 950
Intangible assets	1 015 339	840 491	1 047 234
Land and buildings	1 017 095	608 921	1 005 228
Machinery and equipment	2 703 528	2 151 043	2 886 853
Other tangible assets	107 799	138 183	130 933
Assets under construction	1 641 261	897 758	620 787
Property, plant and equipment	5 469 683	3 795 905	4 643 801
Investments in associates	38 380	51 323	52 658
Investments in shares	1 237	38 171	1 126
Other non-current receivables	185 374	42 686	10 425
Financial assets	224 991	132 180	64 209
Deferred tax assets	12 211	105 117	2 742
Total non-current assets	6 722 224	4 873 693	5 757 986
Current assets			
Inventories	513 525	415 642	508 455
Trade and other receivables	1 483 961	696 021	995 188
Current tax assets	0	0	59 323
Derivatives	108 039	43 359	42 052
Cash and cash equivalents	7 452 038	7 527 270	7 417 539
Total current assets	9 557 563	8 682 292	9 022 557
Total assets	16 279 787	13 555 985	14 780 543
EQUITY & LIABILITIES			
Shareholders' equity			
Share capital	494 315	494 264	494 326
Share premium and other paid in capital	8 548 840	8 555 620	8 549 744
Paid-in capital	9 043 155	9 049 884	9 044 070
Other equity and retained earnings	1 410 013	1 042 430	1 134 117
Profit/loss for the period	1 032 115	-220 740	458 330
Other equity and retained earnings	2 442 128	821 690	1 592 447
Total shareholders' equity	11 485 283	9 871 574	10 636 517
Non-current liabilities			
Retirement benefit obligations	98 806	123 175	103 231
Deferred tax liabilities	250 593	167 167	233 714
Non-current loans, interest bearing	2 811 181	2 372 518	2 498 417
Provisions and other non-interest bearing liabilities	201 227	205 310	201 989
Total non-current liabilities	3 361 807	2 868 170	3 037 351
Current liabilities			
Trade payables and other liabilities	682 399	623 169	659 962
Current tax liabilities	441 226	102 150	152 854
Derivatives	231 078	0	148 041
Convertible loans	0	5 238	0
Current loans, interest bearing	77 994	85 684	145 818
Total current liabilities	1 432 697	816 241	1 106 675
Total liabilities	4 794 504	3 684 411	4 144 026
Total equity and liabilities	16 279 787	13 555 985	14 780 543

The balance sheet at June 30, 2006 has been adjusted for the final purchase price allocation of ASiMI and SGS.

00053

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE REC GROUP

(NOK IN THOUSAND)	Translation differences	Tax	Pension	Cash flow hedge	Acquisition	Change in accounting principle	Profit/loss	Total
JUNE 30, 2007								
At January 1, 2007	-8 413	58 285	-24 557	-121 158	210 934	-49 918	456 164	521 337
Currency translation differences	-140 402	13 787	0	0	0	0	0	-126 615
Cash flow hedges								
- valuation gain/losses taken to equity	0	22 802	0	-81 437	0	0	0	-58 635
- transferred to profit/loss for the period *	0	-1 095	0	3 911	0	0	0	2 816
Profit for the period	0	0	0		0	0	1 032 115	1 032 115
Total changes in the period	-140 402	35 494	0	-77 526	0	0	1 032 115	849 681
At June 30, 2007	-148 815	93 779	-24 557	-198 684	210 934	-49 918	1 488 279	1 371 018
JUNE 30, 2006								
At January 1, 2006	31 823	23 421	-34 364	0	134 117	-49 918	-2 166	102 913
Currency translation differences	-50 618	0	0	0	0	0	0	-50 618
Cash flow hedges								
- valuation gain/losses taken to equity	0	19 132	0	-68 325	0	0	0	-49 193
- transferred to profit/loss for the period *	0	3 386	0	-12 095	0	0	0	-8 709
Profit for the period	0	0	0	0	0	0	-220 740	-220 740
Total changes in the period	-50 618	22 518	0	-80 420	0	0	-220 740	-329 260
At June 30, 2006	-18 795	45 939	-34 364	-80 420	134 117	-49 918	-222 906	-226 347
YEAR 2006								
At January 1, 2006	31 823	23 421	-34 364	0	134 117	-49 918	-2 166	102 913
Currency translation differences	-40 236	540	0	0	0	0	0	-39 696
Actuarial gain/loss on defined benefit pension schemes	0	406	9 807	0	0	0	0	10 213
Effect of EverQ acquisition	0	0	0	0	76 817	0	0	76 817
Cash flow hedges								
- valuation gain/losses taken to equity	0	47 363	0	-169 177	0	0	0	-121 814
- transferred to profit/loss for the period *	0	-13 445	0	48 019	0	0	0	34 574
Profit for the period	0	0	0	0	0	0	458 330	458 330
Total changes in the period	-40 236	34 864	9 807	-121 158	76 817	0	458 330	418 424
At December 31, 2006	-8 413	58 285	-24 557	-121 158	210 934	-49 918	456 164	521 337

* Cash flow hedge – transferred to profit/loss for the period affected the following line items in the income statement:

(NOK IN THOUSAND)	First half 2007	First half 2006	Year 2006
Revenues	5 837	8 998	-37 563
Cost of materials	-9 748	3 098	-10 456
Total	-3 911	12 095	-48 019

EQUITY
REC GROUP

(NOK IN THOUSAND)	Share capital	Treasury shares	Share premium	Other paid in capital	Total paid in capital	Other equity	Recognized income & expense	Total shareholders' equity
JUNE 30, 2007								
At January 1, 2007	494 326	0	8 266 689	283 056	9 044 070	1 071 110	521 337	10 636 517
Repayments for shares not issued	-11	0	-905	0	-916	0	0	-916
Total recognized income and expense	0	0	0	0	0	0	849 681	849 681
At June 30, 2007	494 315	0	8 265 784	283 056	9 043 155	1 071 110	1 371 018	11 485 283
JUNE 30, 2006								
At January 1, 2006	304 319	-225	453 248	283 056	1 040 398	114 624	102 913	1 257 935
Share issue/initial public offering	73 154	0	6 753 102	0	6 826 256	0	0	6 826 256
Conversion of convertible loan	116 791	0	1 066 213	0	1 183 004	0	0	1 183 004
Fair value effect on convertible loans	0	0	0	0	0	1 190 543	0	1 190 543
Tax on fair value effect on convertible loans	0	0	0	0	0	-260 431	0	-260 431
Treasury shares transactions	0	225	0	0	225	3 302	0	3 527
Total recognized income and expense	0	0	0	0	0	0	-329 260	-329 260
At June 30, 2006	494 264	0	8 272 563	283 056	9 049 883	1 048 038	-226 347	9 871 574
YEAR 2006								
At January 1, 2006	304 319	-225	453 248	283 056	1 040 398	114 624	102 913	1 257 935
Share issue/initial public offering	73 000	0	6 733 528	0	6 806 528	0	0	6 806 528
Shares paid not issued	154	0	12 975	0	13 129	0	0	13 129
Conversion of convertible loan	116 853	0	1 066 938	0	1 183 791	0	0	1 183 791
Fair value effect on convertible loans	0	0	0	0	0	1 323 867	0	1 323 867
Tax on fair value effect on convertible loans	0	0	0	0	0	-370 683	0	-370 683
Treasury shares transactions	0	225	0	0	225	3 302	0	3 527
Total recognized income and expense	0	0	0	0	0	0	418 424	418 424
At December 31, 2006	494 326	0	8 266 689	283 056	9 044 070	1 071 110	521 337	10 636 517

Share capital at June 30 and December 31, 2006 includes 153,559 shares paid but not issued.

CONSOLIDATED STATEMENT OF CASH FLOW
REC GROUP

(NOK IN MILLION)	Q2 2007	Q2 2006	JUN 30 2007	JUN 30 2006	DEC 31 2006
Net cash flow from operating activities	775 217	284 993	1 408 832	426 567	1 378 857
Net cash flow from investing activities	-1 015 812	-583 569	-1 643 231	-776 608	-1 633 725
Net cash flow from financing activities	560 731	7 251 909	374 599	7 240 772	7 022 294
Foreign currency effect on cash and cash equivalents	-88 123	-22 249	-105 701	-31 071	-17 498
Net increase/decrease in cash and cash equivalents	232 013	6 931 084	34 499	6 859 660	6 749 928
Cash and cash equivalents at beginning of the period	7 220 025	596 187	7 417 539	667 611	667 611
Cash and cash equivalents at end of the period	7 452 038	7 527 271	7 452 038	7 527 271	7 417 539

SEGMENT INFORMATION SECOND QUARTER

	Revenues			of which external		
(NOK IN MILLION)	2007	2006	GROWTH	2007	2006	GROWTH
REC Silicon	627	525	19%	311	356	-13%
REC Wafer	1 131	552	105%	1 007	467	116%
REC Solar	292	180	62%	292	180	62%
Other Operations	71	1	nm	63	0	nm
Eliminations	-448	-255	nm	0	0	nm
Total	1 673	1 003	67%	1 673	1 003	67%

	EBITDA				EBIT			
(NOK IN MILLION)	2007	MARGIN	2006	MARGIN	2007	MARGIN	2006	MARGIN
REC Silicon	326	52%	207	39%	282	45%	166	32%
REC Wafer	485	43%	170	31%	422	37%	137	25%
REC Solar	54	19%	32	18%	43	15%	22	12%
Other Operations	-28	nm	-23	nm	-45	nm	-23	nm
Eliminations	-24	nm	0	nm	-24	nm	0	nm
Total	812	49%	387	39%	679	41%	303	30%

SEGMENT INFORMATION FIRST HALF-YEAR

	Revenues			of which external		
(NOK IN MILLION)	2007	2006	GROWTH	2007	2006	GROWTH
REC Silicon	1 262	1 046	21%	653	701	-7%
REC Wafer	2 148	1 053	104%	1 915	874	119%
REC Solar	601	300	100%	601	300	100%
Other Operations	133	2	nm	120	0	nm
Eliminations	-855	-526	nm	0	0	nm
Total	3 288	1 875	75%	3 288	1 875	75%

	EBITDA				EBIT			
(NOK IN MILLION)	2007	MARGIN	2006	MARGIN	2007	MARGIN	2006	MARGIN
REC Silicon	690	55%	449	43%	603	48%	366	35%
REC Wafer	955	44%	338	32%	832	39%	275	26%
REC Solar	141	23%	49	16%	120	20%	30	10%
Other Operations	-42	nm	-40	nm	-75	nm	-40	nm
Eliminations	-63	nm	-30	nm	-63	nm	-30	nm
Total	1 681	51%	766	41%	1 416	43%	601	32%

00057

QUARTERLY INFORMATION
REC GROUP

(NOK IN MILLION)	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007
Revenues	1 003	1 139	1 320	1 616	1 673
EBITDA	387	522	676	869	812
EBITDA – margin	39%	46%	51%	54%	49%
EBIT	303	422	552	737	679
EBIT – margin	30%	37%	42%	46%	41%
Net financial items (excluding effect of convertible loans)	–28	90	–41	45	37
Profit/loss before tax and effect of convertible loans	274	512	510	782	716
Fair value/foreign exchange effect of convertible loans	–5	0	0	0	0
Profit/loss before tax	270	512	510	782	716
Earnings per share, basic and diluted, in NOK	0,40	0,69	0,68	1,08	1,01

QUARTERLY INFORMATION – REC SILICON					
Revenues	525	539	542	635	627
EBITDA	207	295	319	364	326
EBITDA – margin	39%	55%	59%	57%	52%

QUARTERLY INFORMATION – REC WAFER					
Revenues	552	612	790	1 017	1 131
EBITDA	170	192	295	470	485
EBITDA – margin	31%	31%	37%	46%	43%

QUARTERLY INFORMATION – REC SOLAR					
Revenues	180	273	301	309	292
EBITDA	32	65	81	87	54
EBITDA – margin	18%	24%	27%	28%	19%


REC is a significant player in the international solar energy industry, well positioned both upstream and downstream in the industry value chain.
REC Silicon
REC Wafer
REC Solar


REC
Renewable Energy Corporation ASA
Veritasveien 14
PO Box 280
NO-1323 Høvik
Norway
Tel: +47 67 81 52 50
Fax: +47 67 81 52 01
www.recgroup.com

7. **REC Mandatory Notification of Trade**

OSLO BØRS NewsWeb

Utsteder Renewable Energy Corporation ASA Utsteder ID REC Ir

Kategori --- alle --- Fra dato 01.01.2007 Ti

lenke

09.08.2007 07:47:29 Marked=OB Utsteder=Renewable Energy Corporation ASA **REC - MANDATORY NOTIFICATION OF TRADE** meldepliktig handel

---

Primary insider Erik Sauar (Senior VP Technology) of REC ASA sold 110,000 shares in REC on August 8 2007 at a price of NOK 230,21 per share. After the transaction, Mr. Sauar holds 366.880 shares in REC.

8. **REC enters into agreement to build and own a 2.5 MW solar power plant in South Korea**

4812272_v1

28.08.2007 14:49:32 Marked=OB Utsteder=Renewable Energy Corporation ASA **BUILDING PV POWER PLANT IN SOUTH KOREA** avtaler

Høvik, August 28, 2007. REC today entered into an agreement to build and own a 2.5 MW solar power plant in South Korea.

Through its REC Solar division and its 60 percent owned subsidiary HanBit Solar Co. Ltd. (HanBit), REC today entered into an agreement with Daegu City in South Korea to build and own a 2.5 MW solar power plant, which will produce some 3 million kWh of clean energy per year.

`South Korea has ambitious goals for solar power and an attractive subsidy regime for the PV industry, and offers a promising new market for our REC Solar division`, says Erik Thorsen, President & CEO.

The power plant will be installed on top a water treatment facility in Daegu City and will contain around 11,000 REC Solar modules. Total investments will amount to slightly more than EUR 10 million. HanBit will enter into the necessary contracts for design and construction of the plant over the coming months.

It is assumed that the project qualify for CDM credits (Clean Development Mechanism), allowing for trading of CERs (Certified Emission Reductions) under the Kyoto Protocol. HanBit expects to own the power plant for up to 15 years before it is handed over to Daegu City. HanBit is 60 percent owned by REC and 40 percent by a local partner.

`We are currently exploring various ways of building robust and profitable market channels that can support our increasing downstream activities, and this project will be an important step in that direction. It will also allow us to integrate the entire value chain from polysilicon production all the way to electricity generation`, says Erik Thorsen, President & CEO.

`The support from Daegu City has been crucial in enabling this project. We are very pleased with the project development, and look forward to a continued mutually beneficial relationship`, says John Andersen Jr., Executive Vice President Solar.

About REC
REC is uniquely positioned in the solar energy industry as the only company with a presence across
the entire value chain. REC Silicon and REC Wafer are the world`s largest producers of polysilicon and wafers for solar applications. REC Solar produces solar cells and solar modules. REC Group had revenues in 2006 of NOK 4,334 million and an operating profit of NOK 1,574 million. Please also see www.recgroup.com

For further information please contact:
Jon Andre Løkke, SVP & IRO; +47 67 81 52 65

END